Baker Hughes Incorporated	2929 Allen Parkway, Suite 2100 Houston, Texas 77019-2118 P.O. Box 4740 Houston, Texas 77210-4740 Tel 713 439-8600 Fax 713 439-8966

Peter A. Ragauss Senior Vice President and Chief Financial Officer
June 9, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Mr. H. Roger Schwall
Re:	Baker Hughes Incorporated Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 Definitive Proxy Statement on Schedule 14A Filed March 3, 2010 File No. 001-09397
Dear Mr. Schwall:
     We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 25, 2010, which was received by Baker Hughes Incorporated (the “Company”, “we”, “us” or “our”) regarding the filings listed above. Our response repeats the caption and comments contained in the Staff’s May 25, 2010 letter in italics for your reference.
Form 10-K for Fiscal Year Ended December 31, 2009
1.	In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please address the following:
•	Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects.

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•	Disclose your related indemnification obligations and those of your customers, if applicable.
Such disclosure should be set forth in the “Business” section of your annual report and in the “Risk Factors” section, as applicable. Please provide a sample of your proposed disclosure for our review. In responding to this comment, please consider all your products and services, not just those involved in offshore operations.
     Response:
     The Company believes it has disclosed all material information regarding potential liability in the event that our employees or any of our products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment.
     We strive to manage our risks, and, consequently our potential liability, related to our operations through a steadfast commitment to safety, the environment and our social and civic responsibilities to the communities in which we operate. As discussed below, this commitment is long standing and predates recent events in the Gulf of Mexico. The Company has historically had extensive policies and procedures regarding the operations of its business to protect the health and safety of all individuals, property and the environment. Such policies are provided to employees worldwide as an essential part of their training. In addition, the Company maintains a web-based report regarding many of the Company’s social responsibility contributions. At Baker Hughes, corporate social responsibility is central to its core values. We conduct our business in an ethical and responsible manner, maintaining legal compliance, ensuring a safe and secure workplace for our employees, protecting the environment and supporting the communities where we work. Through the efforts of its employees, Baker Hughes successfully achieved its historically lowest level in total recordable incidents rate in 2009 following a nine-year trend of exceptional health and safety performance.
     As disclosed on page 12 of the Proxy Statement for the 2010 annual meeting of stockholders (the “Proxy Statement”), the Governance Committee oversees the Company’s health, safety and environmental compliance functions. We have an Enterprise Security and Crisis Management function dedicated to ensuring the security of the Company’s employees and operations. In the area of crisis management, the Company manages and coordinates the training and process to ensure it is prepared to successfully respond to and manage a myriad of events ranging from a minor incident to a catastrophic crisis which have the potential to impact our business, the communities and our stockholders. The Governance Committee and the Board of Directors receive regular updates of the status of the Company’s health, safety, environment and security activities. As stated in the description of our Business on page 11 of our annual report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), we are committed to the health and safety of people, protection of the environment and compliance with laws, regulations and our internal policies.
     As disclosed in our public reports, we provide services and products in over 90 countries. In 2009, our revenues from the Gulf of Mexico represented less than 10% of our total revenues. Revenues outside of North America accounted for 63% of total revenues in 2009. While operations in the energy industry are subject to risks, we specifically highlight the risks in our oilfield services business related to uninsured claims and litigation as well as in connection with environmental liability on page 15 of our Form 10-K in the Risk Factors section. The applicable risk factors provide as follows:

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“Uninsured claims and litigation could adversely impact our operating results. We could be impacted by the outcome of pending litigation as well as unexpected litigation or proceedings. We have insurance coverage against operating hazards, including product liability claims and personal injury claims related to our products, to the extent deemed prudent by our management and to the extent insurance is available, however, no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future claims and litigation. This insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The insurance does not cover damages from breach of contract by us or based on alleged fraud or deceptive trade practices. Whenever possible, we obtain agreements from customers that limit our liability. Insurance and customer agreements do not provide complete protection against losses and risks, and our results of operations could be adversely affected by unexpected claims not covered by insurance.
Compliance with and rulings and litigation in connection with environmental regulations may adversely affect our business and operating results. Our business is impacted by unexpected outcomes or material changes in environmental liability. Our expectations regarding our compliance with environmental regulations and our expenditures to comply with environmental regulations, including (without limitation) our capital expenditures for environmental control equipment, are only our forecasts regarding these matters. These forecasts may be substantially different from actual results, which may be affected by the following factors: changes in environmental regulations; a material change in our allocation or other unexpected, adverse outcomes with respect to sites where we have been named as a PRP, including (without limitation) Superfund sites; the discovery of new sites of which we are not aware and where additional expenditures may be required to comply with environmental regulations; an unexpected discharge of hazardous materials.”
     In light of the April event in the Gulf of Mexico, we added a new risk factor on page 26 of our quarterly report on Form 10-Q for the quarter ended March 31, 2010. This risk factor provides that “Changes in and compliance with environmental and safety regulations may adversely affect our business and operating results.” The risk factor is as follows:
“The continuing oil leak in the Gulf of Mexico could result in increased regulation of the drilling industry as a whole resulting in higher operating costs, which could, in turn, adversely affect our operating results. In addition, increased regulation could result in restrictions on new or ongoing offshore drilling programs or otherwise delay drilling activity in the Gulf of Mexico and hurt demand for our services.”
     Likewise, in “Note 15. Commitments and Contingencies” in our notes to the audited financial statements in our Form 10-K, we discuss our litigation and environmental matters with certain relevant excerpts noted as follows:
“Litigation. We are involved in litigation or proceedings that have arisen in our ordinary business activities as well as in relation to the pending merger with BJ Services. We insure against these risks to the extent deemed prudent by our management and to the extent insurance is available, but

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no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. In determining the amount of self-insurance, it is our policy to self-insure those losses that are predictable, measurable and recurring in nature, such as claims for automobile liability, general liability and workers compensation. The accruals for losses are calculated by estimating losses for claims using historical claim data, specific loss development factors and other information as necessary.”
“Environmental Matters. ...Our total accrual for environmental remediation is $18 million and $17 million, which includes accruals of $6 million and $6 million for the various Superfund sites, at December 31, 2009 and 2008, respectively. The determination of the required accruals for remediation costs is subject to uncertainty, including the evolving nature of environmental regulations and the difficulty in estimating the extent and type of remediation activity that will be utilized. We believe that the likelihood of material losses in excess of the amounts accrued is remote.”
     Moreover, the Company’s standard contractual relationships with its customers as well as its insurance coverages are structured to continue the Company’s history of best practices and good results. Generally in the industry, the oilfield service providers, like us, are responsible for their own products and services and the operators retain liability for drilling and related operations. With respect to our customer contracts, generally, the Company takes responsibility for its own people and property while the customer, such as the operator of a well, takes responsibility for its own people, property and the liabilities related to the well and subsurface operations. Generally, each party indemnifies the other for the liability the indemnifying party has assumed. As referenced above in our Form 10-K, we discuss that we have insurance coverage against operating hazards, including product liability claims and personal injury. In addition, our insurance coverage may include coverage for certain environmental liabilities. With respect to our specific policy limits and deductibles for our insurance coverage, the Company does not believe such information is material to our disclosure. Each contract negotiated with a customer and applicable insurance is unique and disclosure of specific limits and deductibles would be competitively harmful to the Company. Such information changes on a project by project basis and is not subject to any general description. As of December 31, 2009 our self-insurance accruals totaled approximately $40 million. Such amounts are included in our financial statements and we do not believe specific detail regarding the same is material.
     Even though we believe all material information was disclosed in the Form 10-K and in the quarterly report on Form 10-Q for the period ending March 31, 2010, we acknowledge the Staff’s comment regarding disclosure. While we do not believe any additional disclosure is necessary at this time, we will continue to monitor our disclosure and will include additional information regarding insurance coverage and related indemnification obligations in future filings to the extent this information is considered material to an understanding of the Company’s business.

Securities and Exchange Commission

Definitive Proxy Statement on Schedule 14A
General
2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
     Response:
     Item 402(s) of Regulation S-K requires disclosure to the extent that risks arising from the registrant’s compensation policies and practices for employees are reasonably likely to have a material adverse effect on the registrant. Because we determined that our compensation policies and practices do not present such risks, we concluded that disclosure under Item 402(s) is not necessary.
     The Company’s compensation policies and practices for employees are designed, with the assistance of a nationally recognized independent compensation consulting firm, in such a manner that they do not provide incentives to employees to take risks that could, individually or in the aggregate, have a material adverse effect on the Company. The performance metrics and goals utilized by the Company are typical within the Company’s market. The performance goals are established at realistic levels that do not ensure payouts. (Note, for example, that there were no payouts under the Company’s performance units granted for the three-year performance period ended December 31, 2009.) A reasonable portion of the Company employees’ compensation is contingent upon the achievement of performance goals rather than mere continued employment. Except in extraordinary circumstances, the Company’s short-term and long-term incentive awards are designed based upon different performance metrics. The historical compensation payouts under the Company’s compensation programs are within competitive norms.
     The Company’s compensation programs are carefully structured to provide a balance between short-term and long-term incentives. Employees of the Company are not incentivized to focus on short-term goals at the expense of the long-term financial health of the Company.
     The Company’s long-term and short-term incentive programs (which are described in the Proxy Statement) are generally uniform throughout the Company. The compensation programs for employees, while providing for smaller potential payouts than the compensation programs for senior executives, are generally substantially similar programs involving similar performance goals. Generally, separate compensation programs are not established for different business units. One of the primary goals of the Company’s recent business reorganization was to foster greater integration of the Company’s resources into “One Baker Hughes” rather than operating as independent operating units.
     The Compensation Committee of the Company’s Board of Directors has designed the compensation programs so as to include caps on potential payouts. For example, the Baker Hughes Annual Incentive Compensation Plan, a short-term incentive program for executives, imposes a maximum individual award cap of $4,000,000 irrespective of the financial performance of the Company. A substantially mirror image plan for employees, the Baker Hughes Annual Incentive Compensation Plan

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for Employees imposes a maximum individual award cap of $1,000,000. The Company’s long-term incentive compensation programs, the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (the “2002 D&O Plan”) and the Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan (the “2002 Employee Plan”), impose award caps as well. Under both the 2002 D&O Plan and the 2002 Employee Plan, the maximum aggregate number of shares of the Company’s common stock that may be granted subject to a stock option in any one fiscal year to any one employee is 3,000,000; the maximum aggregate number of shares that may be granted in the form of a stock appreciation right pursuant to any award granted in any one fiscal year to an employee is 3,000,000; the maximum aggregate grant with respect to awards of performance shares made in any one fiscal year to any one employee shall be equal to the value of 1,000,000 shares, determined as of the date of grant; and the maximum aggregate amount awarded or credited with respect to cash-based awards or performance unit awards to any one employee in any one fiscal year may not exceed in value $10,000,000, determined as of the date of grant.
     The Company retains the discretion to reduce or eliminate compensation payouts to individual employees in appropriate circumstances. For example, the Baker Hughes Annual Incentive Compensation Plan and the Baker Hughes Annual Incentive Compensation Plan for Employees both provide that the relevant plan committee (the Compensation Committee in the case of the executive plan, and a committee comprised of the Chief Executive Officer and the Vice President, Human Resources in the case of the employee plan) may, in its sole discretion, decrease calculated amounts of final awards under the plans to reflect factors regarding performance during the fiscal year that were not, in the sole opinion of the relevant plan committee, appropriately reflected in the final award calculations.
     The Compensation Committee structures its long-term incentive awards in such a manner that employees will forfeit their long-term incentive awards (stock options, performance unit awards, restricted stock unit awards and restricted stock awards) in the event their employment is terminated for cause (within the meaning of the 2002 D&O Plan or the 2002 Employee Plan) (see, for example, the latest forms of long-term incentive award agreements filed with the Company’s most recent Form 10-K on February 26, 2010).
     The Company maintains Company stock ownership guidelines for its executives. The Company believes that these stock ownership guidelines serve to mitigate inappropriate risk taking by executives as their interests are aligned with the stockholders.
     The Company does not maintain compensation programs that vary significantly from the Company’s overall risk and reward structure (such as bonuses that are paid upon the accomplishment of a task for which the revenue and associated risk to the Company extend over a significantly longer period).
     The Company does not maintain excessively lucrative supplemental retirement programs or severance programs.
     The independent compensation consultant retained by the Compensation Committee of the Company’s Board of Directors, Cogent Compensation Partners (“Cogent”), advised the Compensation Committee of the proposed risk assessment rules, and updated the Committee on the final risk assessment

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rules of Item 402(s) of Regulation S-K and their application to the Company. Cogent furnished to the Company a compensation program risk assessment guide to assist the Company in reviewing its compensation programs in connection with Item 402(s) of Regulation S-K. The Company’s outside employee benefits counsel, Fulbright & Jaworski L.L.P., worked with the Company in reviewing the application of Item 402(s) of Regulation S-K to the Company’s compensation programs.
     Based on all such analysis and processes, the Company determined that disclosure under Item 402(s) was not necessary since the Company’s compensation programs, policies and practices are not structured to present a risk that is reasonably likely to have a material adverse effect on the Company.
3.	Please provide complete disclosure regarding your director nomination process pursuant to Regulation S-K, Item 407(c)(2)(vi).
     Response:
     The Company believes it has already provided complete disclosure regarding its director nomination process pursuant to Regulation S-K, Item 407(c)(2)(vi). As stated on page 12 of the Proxy Statement under the caption “Governance Committee,” the process and criteria for identifying and evaluating nominees for director are set forth in the Company’s “Guidelines for Membership on the Board of Directors,” included as Exhibit A on page B-9 to the Corporate Governance Guidelines, which are attached as Annex B on page B-1 to the Proxy Statement. Candidates are evaluated based on their background, experience and other relevant factors. As stated on page 3 of the Proxy Statement and also outlined on page B-9 therein, in analyzing director nominations and director vacancies, the Governance Committee strives to recommend candidates for director positions who will create a collective membership on the Board of Directors with varied experience and perspective and who will maintain a Board of Directors that reflects diversity, including but not limited to gender, ethnicity, background, country of citizenship and experience. The Governance Committee also strives to recommend candidates who demonstrate leadership and significant experience in a specific area of endeavor, comprehend the role of a public company director, exemplify relevant expertise, experience and a substantive understanding of domestic considerations and geopolitics, especially those pertaining to the service sector of the oil and gas and energy related industries.
     In regard to the selection process, as stated on page 12 of the Proxy Statement, the Company has established a formal process for the selection of candidates, as described in the Company’s “Selection Process for New Board of Directors Candidates” included as Exhibit B on page B-11 to the Corporate Governance Guidelines, which is attached as Annex B on page B-1 to the Proxy Statement.
     Furthermore, the Company’s Board of Directors and the Governance Committee evaluate director candidates properly proposed by stockholders in the same manner as all other candidates. The Governance Committee has established, in accordance with the Company’s Bylaws regarding stockholder nominees, a policy that it will consider director candidates recommended by stockholders, which is entitled “Policy and Submission Procedures for Stockholder Recommended Director Candidates” included as Exhibit D on page B-15 to the Corporate Governance Guidelines, which is attached as Annex B on page B-1 to the Proxy Statement. Such recommendations should be accompanied by the

Securities and Exchange Commission

information required under the Company’s Bylaws for stockholder nominees and in accordance with the Company’s “Policy and Submission Procedures for Stockholder Recommended Director Candidates.” Also as stated on page 12 of the Proxy Statement, in connection with the 2010 Annual Meeting of Stockholders, the Governance Committee did not receive any recommendation for a nominee proposed from any stockholder or group of stockholders.
     Accordingly, we believe that our disclosure is appropriate and in full compliance with Regulation S-K, Item 407(c)(2)(vi).
Certain Relationships and Related Transactions, page 15
4.	We note your disclosure that your board of directors has adopted procedures for review and approval or ratification of transactions with related persons. Please disclose the standards to be applied pursuant to such procedures. See Item 404(b)(1)(ii) of Regulation S-K.
     Response:
     Page 15 of our Proxy Statement states that the Board of Directors has adopted procedures for review and approval or ratification of transactions with “related persons.” The Company subjects the following related persons to these procedures: directors, director nominees, executive officers, individual 5% stockholders and any immediate family members of these persons. While Item 404(b)(1)(ii) of Regulation S-K requires disclosure of the material features of such policies and procedures and such features may include the standards applied, the Company believes that the existing disclosure for its particular circumstances are comprehensive.
     The main procedure utilized by the Board of Directors is the annual execution of an extensive questionnaire, which includes eight pages of a section entitled “Business Relationships and Transactions” to determine if any transaction exists between such related person and the Company. The questionnaire solicits a response to specific disclosure requirements under the federal securities laws and such responses are reviewed by the legal department and discussed with the Board of Directors of the Company. Furthermore, in addition to the annual questionnaire, the Governance Committee and the Board of Directors routinely assess throughout the year whether a business relationship or a transaction exists with a related person of the Company.
     The Company’s standards utilized to determine if a related party transaction exists are modeled after Section 303A.02 of the New York Stock Exchange’s Listed Company Manual. The “Baker Hughes Incorporated Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert” are included as Exhibit C on page B-12 of the Corporate Governance Guidelines, which are attached as Annex B on page B-1 to the Proxy Statement. The Company utilizes standard accounting procedures to monitor its financial records and determine whether a related person is involved in a business relationship or transaction with the Company for which disclosure is required.

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     Based on all such analysis and processes, the Company determined that disclosure of the procedures for review and approval or ratification of transactions with related persons were comprehensive enough to fully comply with Regulation S-K, Item 404(b)(1)(ii).
Financial Metrics Used in Compensation Programs, page 18
5.	Please clarify how the performance metric “profit after tax” is used in the annual incentive calculations. For example, we note your disclosure at page 18 that you use profit after tax in the annual incentive calculations. However, we also note your disclosure at page 21 that the sole financial metric used in the annual incentive plan for the 2009 performance period was the financial metric of EPS. Please address this apparent inconsistency.
     Response:
     Page 18 of the Proxy Statement includes a general summary of the three financial metrics that have been used for purposes of the Company’s long-term incentive awards and annual incentive awards: (1) earnings per share (EPS), (2) profit after tax and (3) Baker value added. Each of these metrics was described either because the metric is relevant for purposes of computing some of the awards required to be disclosed in the Summary Compensation Table of the Proxy Statement or because the metric has historically been used and may be used again in the future. The Company specifically disclosed on page 19 of the Proxy Statement that the Baker value added metric was used for awards prior to 2009, but that the Company presently does not intend to use this metric in the future. The Company does intend to use the metrics for profit after tax and EPS in the future and, accordingly, did not include a similar statement with regard to profit after tax and EPS.
     As disclosed on page 21 of the Proxy Statement, the only metric used for annual compensation award opportunities with respect to the 2009 calendar year performance period was earnings per share. While the profit after tax metric has been used historically and may be used in the future, this metric was not used for annual compensation award opportunities with respect to the 2009 calendar year. Accordingly, the Company believes that the disclosure is accurate and not inconsistent with disclosure elsewhere in the Proxy Statement.
Performance Units, page 25
6.	We note that performance units awarded in 2009 only pay out if the Company achieves “certain financial targets” based on specified performance metrics as compared to a peer group. We also note your reference at page 25 to “performance goals” with respect to such awards. Please disclose the performance goals, or “certain financial targets,” for such awards and clarify how such goals or targets relate to the performance levels set forth in the table at page 26. See Instructions 2 and 4 to Item 402(b) of Regulation S-K. Alternatively, supplementally provide us with your analysis of how you meet the standard for confidential treatment for these targets. In addition, to the extent there is sufficient basis to keep the targets confidential, disclose how difficult or likely you believe it will be for such targets to be achieved.

Securities and Exchange Commission

     Response:
     The Company believes that it has adequately disclosed in the Proxy Statement the performance goals and potential payouts with respect to the performance units granted in 2009.
     As correctly noted by the Staff, the first paragraph under the heading “Performance Units” on page 25 of the Proxy Statement states that performance units pay out only if the Company achieves “certain financial targets.” The second paragraph under the heading “Performance Units” on page 25 clarifies that in the case of performance units granted in 2009, these financial targets are based upon the relative ranking of the Company’s performance with respect to certain objectively determinable financial metrics as compared to an identified peer group (the “Peer Group”), which are not based on a predetermined target. Accordingly, there are no targets to report as the determination is based on the independent future financial results of the other companies as determined following their report of such historical results and our relative ranking is then made by comparison. No influence or prediction of the ranking is made by the participants other than their individual efforts to work to do their best for the Company on a comparative basis in the future.
     The relevant language in the second paragraph under the heading “Performance Units” on page 25 of the Proxy Statement provides as follows:
“For performance units granted in 2009, our revenue growth, operating margin and return on net capital employed as compared to a peer group consisting of six peer companies are the financial metrics that will be used to determine payouts. The peer group consists of Schlumberger Limited, Halliburton Company, National Oilwell Varco Incorporated, Smith International Incorporated, Weatherford International Ltd. and BJ Services Company.”
     As disclosed in the Proxy Statement, the relative financial performance of the Company with respect to three common financial metrics: revenue growth, operating margin and return on net capital employed, are objectively based on the Company’s ranking as compared to such peer companies determined from each such company’s publicly available financial information. The relative performances are measured four times based upon four annual performance period measurement intervals: (1) January 1, 2009 through December 31, 2009, (2) January 1, 2010 through December 31, 2010, (3) January 1, 2011 through December 31, 2011 and (4) January 1, 2009 through December 31, 2011. The Company’s relative performance is ranked (first through last as compared to the Peer Group) and 25% of the award payout is determined for each of the four performance period measurement intervals. For example, if during one of the four performance period measurement intervals the Company achieves the first (highest) ranking as compared to the Peer Group because its relevant performance exceeds the performance of all Peer Group members, the per unit award payout with respect to such performance period measurement interval would be $50 (25% of $200) payable on March 13, 2012.

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     The third paragraph under the heading “Performance Units” on page 25 of the Proxy Statement provides as follows:
“The performance goals for the performance units granted in 2009 are based upon a three-year performance period ending on December 31, 2011 with three one-year measurement intervals within that three-year period. As of each measurement interval, the Company’s performance is measured against the peer group and 25% of the award value is determined. In addition, at the end of the three year performance period the Company’s three-year performance is measured against the three-year performance of the peer group to determine the final 25% of the award values. The payout, if any, will be paid on March 13, 2012.”
     The chart on page 26 specifies the aggregate potential payouts under the performance units granted in 2009. The payouts are based upon the Company’s relative ranking as compared to the Peer Group so, for example, if the Company achieves first place within the ranking system, each performance unit granted will be worth $200. If the Company achieves last place within the ranking system, each performance unit will be worth $0. If the Company achieves the target median ranking as compared to the Peer Group (i.e., it performs better than half of the Peer Group members with a ranking of third place), each performance unit will be worth $100. If the Company does not come in last in the Peer Group ranking system, but it is second to last with a ranking of sixth place, each performance unit will be worth $25. As indicated on page 26, the payouts for other ranking achievements are determined by interpolation, so second place is worth $150, fourth place is worth $75 and fifth place is worth $50 per unit. As noted, the payout, if any, for these awards, will not occur until March 13, 2012 and only if the officer is still employed on such date. Any such payments will be included in the Summary Compensation Table at that time. As disclosed on page 26, the performance goals for the performance unit awards payments granted in 2007 for the three-year performance period ending on December 31, 2009 were not achieved and the value of each such unit was $0.
     Based on all such analysis, the Company believes that it has adequately disclosed in the Proxy Statement the performance goals and potential payouts with respect to the performance units granted in 2009.
     As referenced in the Staff’s letter, the Company acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

     The Company respectfully believes it has appropriately responded to the Staff’s comments contained in the Staff’s letter dated May 25, 2010. Please do not hesitate to call me at (713) 439-8764 or Sandy Alford, Corporate Secretary of the Company, at (713) 439-8673 with any questions or if we may provide the Staff with any additional information. We would be pleased to visit with the Staff to answer any questions or to clarify any of our responses. Thank you for your assistance.
Sincerely yours,

/s/ Peter A. Ragauss
Peter A. Ragauss
Senior Vice President &
Chief Financial Officer
cc:	Parker Morrill, U.S. Securities and Exchange Commission
Laura Nicholson, U.S. Securities and Exchange Commission
Sandra E. Alford, Baker Hughes Incorporated
Alan R. Crain, Baker Hughes Incorporated
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP
Stephanie Schroepfer, Fulbright & Jaworski L.L.P.